Filed by:  Ashford Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  Ashford Inc.

Commission File No.:333-197191

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

 SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): September 10, 2014

ASHFORD HOSPITALITY TRUST, INC.

(Exact name of registrant as specified in its charter)

Maryland	001-31775	86-1062192
(State of Incorporation)	(Commission File Number)	(I.R.S. Employer
Identification
Number)

14185 Dallas Parkway, Suite 1100
Dallas, Texas	75254
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code: (972) 490-9600

Check the appropriate box if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01—REGULATION FD DISCLOSURE

Ashford Hospitality Trust Inc. (“Ashford Trust”) intends to separate its asset management and external advisory business from its hospitality investment business.  Ashford Trust will accomplish the separation with a taxable pro rata special distribution to its common stockholders of shares of common stock of Ashford Inc., a newly formed Delaware corporation that is currently Ashford Trust’s wholly-owned subsidiary.

In connection with the separation and distribution, Ashford Trust obtained two third-party valuation reports for Ashford Inc. (the “Valuation Reports”) prepared by JMP Securities LLC (“JMP Securities”) and Robert W. Baird & Co. Incorporated (“Baird”).  The valuations included in the Valuation Reports, which are included as Appendix A and Appendix B, respectively, to the prospectus (the “Prospectus”) filed as part of the registration statement on Form S-4 of Ashford Inc., as declared effective by the SEC on October 7, 2014 and the information statement included in the Form 10, filed with the SEC on October 3, 2014, were based on the assumptions that the separation and distribution had been completed as of the valuation date.  The Valuation Reports are attached as Exhibits 99.2 and 99.3.

As noted in the Valuation Reports, the third-party valuations were based, among other information and factors, on the review of (i) publicly available financial statements and other business and financial information regarding Ashford Inc., Ashford Trust and Ashford Hospitality Prime, Inc. (“Ashford Prime”); (ii) certain internal financial statements and other financial and operating data concerning Ashford Inc. that were prepared by management of Ashford Inc.; and (iii) certain financial forecasts prepared by management of Ashford Inc.  As set forth in the Valuation Reports, JMP Securities opined that the range of equity values of Ashford Inc. at September 30, 2014 was between $59 million and $64 million before consideration of the deferred compensation obligation, and Baird stated that, in its good faith estimation, Ashford Inc. had an enterprise valuation range of $48 million to $61 million, with a midpoint of $54 million.  Management of Ashford Trust believes that such valuations are consistent with Ashford Inc.’s anticipated earnings before income taxes, depreciation and amortization for the year to end December 31, 2015 (the “2015 EBITDA”) determined based on the separation and distribution of the Ashford Inc. stock occurring as set forth in the Prospectus and the assumptions set forth in Exhibit 99.1 to this Current Report on Form 8-K.

The financial statements of Ashford Inc. included in the Prospectus are carve-out financial statements of Ashford Inc. from Ashford Trust.  Such financial statements conform to the requirements of generally accepted accounting principles, as currently in effect in the United States, and to the requirements of Regulation S-X of the SEC.  Nonetheless, after discussions with certain investors of Ashford Trust, management of Ashford Trust has concluded that the financial statements included in the Prospectus may have created some confusion in understanding the valuations of JMP Securities and Baird, as set forth in their Valuation Reports.  In particular, such carve-out financial statements are not reflective of certain financial results of Ashford Inc. which management anticipates for future periods, including, among other anticipated financial results, the expected 2015 EBITDA.  Management of Ashford Trust believes that such management forecasts were and are important to the development of the valuations contained in the Valuation Reports and are helpful in understanding those valuations.  Accordingly, to provide to Ashford Trust’s common stockholders additional financial information consistent with that provided to JMP Securities and Baird in connection with their preparations of the respective Valuation Reports, Ashford Trust is attaching to this Current Report on Form 8-K the financial information set forth in Exhibit 99.1 to this Current Report on Form 8-K (the “Additional Financial Information”).  The Additional Financial Information is consistent with that which was provided to, and considered by, JMP Securities and Baird in making the respective valuations set forth in the Valuation Reports.  Ashford Trust also believes that the Additional Financial Information will provide further transparency and clarity to its stockholders.  Expected 2015 EBITDA, as set forth in Exhibit 99.1, does not assume any additional acquisitions, dispositions, or financing transactions.  Further, estimated expenses in determining 2015 EBITDA are based on the assumptions that there are no changes in revenue.  To the extent revenues increase as a result of increases in total market capitalization of Ashford Trust or Ashford Prime, or the launch of future platforms, investments or otherwise, there may be corresponding increases in expenses.

Cautionary Statement Concerning Forward-Looking Statements.

The Additional Financial Information contains information that may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended.  Such forward-looking statements are intended to enjoy the protection of the safe harbor for forward-looking statements provided by that act.  Those forward-looking statements include the anticipated financial results of Ashford Inc. for periods that end in the future, including without limitation, the 2015 EBITDA. All of these forward-looking statements are subject to risks, uncertainties and other factors, including:  the factors referenced in the Prospectus, including those set forth under the section captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Conditions and Results of Operations,” and “Business of Ashford Inc.;” general volatility of the capital markets, the general economy or the hospitality industry, whether the result of market events or otherwise, and the market price of Ashford Inc. common stock; changes in business or investment strategy; availability, terms and deployment of capital; changes in the industry and market in which Ashford Inc. operates, interest rates, or the general economy; the degree and nature of competition; actual and potential conflicts of interest with or between Ashford Prime and Ashford Trust, Ashford Inc.’s executive officers and its non-independent directors; availability of qualified personnel; changes in governmental regulations, accounting rules, tax rates and similar matters; and legislative and regulatory changes.  Certain of these matters are discussed more fully in the Prospectus, and we urge you to read the Prospectus when considering the forward-looking statements included in the exhibit to this Current Report on Form 8-K.  The forward-looking statements included in the exhibit to this Current Report on Form 8-K are not guarantees of any of the future financial results of Ashford Inc. and involve known and unknown risks and uncertainties and other factors.  Because of the factors listed above, changes in facts, such unknown risks and uncertainties, assumptions on which such forward-looking statements are based not being realized or other circumstances, Ashford Inc.’s actual results may differ materially from anticipated financial results expressed or implied in these forward-looking statements that are included in the exhibit to this Current Report on Form 8-K.   Although Ashford Trust believes that the anticipated financial results of Ashford Inc. included in those forward-looking statements are based upon reasonable assumptions, it can give no assurance that those anticipated financial results will be attained or that any deviation of the actual financial results of Ashford Inc. from the anticipated financial results stated in or implied by such forward-looking statements will not be material.  The forward-looking statements included in such exhibit are made on and as of the date of this Current Report on Form 8-K, and Ashford Trust undertakes no obligation to update those forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Additional Information and Where to Find It

Ashford Inc. has filed with the SEC a registration statement on Form S-4 that includes the Prospectus.  The Prospectus contains important information about the exchange offer, Ashford Inc., Ashford Hospitality Advisors LLC (“Ashford LLC”) and related matters.  Ashford Inc. has delivered the Prospectus to holders of Ashford LLC common units.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC.  BEFORE MAKING ANY INVESTMENT DECISION.  This communication is for informational purposes only and is neither an offer to sell nor the solicitation of an offer to buy any securities.  The offer will be made solely by the Prospectus.

Holders of Ashford LLC common stock may obtain the Prospectus, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C.  20549, and may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  Holders of Ashford LLC common stock may also obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates.  The SEC also maintains a website that contains reports and other information that Ashford Trust and Ashford Inc. file electronically with the SEC.  The address of that website is http://www.sec.gov.

Documents filed by Ashford Inc. with the SEC are also available from Ashford Inc. without charge to security holders upon written or oral request. Documents filed by Ashford Inc. with the SEC may be obtained by requesting them in writing or by telephone at the following address:

Ashford Inc.

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254

Attention: Investor Relations

Telephone: (972) 490-9600

In order to receive timely delivery of those materials, you must make your requests no later than five business days before expiration of the exchange offer.

Item 9.01             FINANCIAL STATEMENTS AND EXHIBITS

(d)   Exhibits

Exhibit No.	Description

99.1	Additional Financial Information regarding Ashford Inc.

99.2	Valuation Report of JMP Securities LLC

99.3	Valuation Report of Baird & Co. Incorporated

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  October 10, 2014

ASHFORD HOSPITALITY TRUST, INC.

By:	/s/ Deric S. Eubanks
Deric S. Eubanks
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Additional Financial Information regarding Ashford Inc.

99.2	Valuation Report of JMP Securities LLC

99.3	Valuation Report of Baird & Co. Incorporated

Exhibit 99.1

Ashford Inc.

2015 EBITDA Forecast

($ in millions)

Revenues:	Ashford Trust	Ashford Prime	Ashford Inc.
Stock Price (closing price on 10/9/14)	$10.27	$15.36
Fully Diluted Shares (in millions)	110.9	34.5
Equity Value	1,139.0	530.3
Preferred Equity	393.9	—
Pro Rata Share of Debt (at 6/30/13)	2,577.9	717.9
Plus: Fremont Marriott Loan	37.5	—
Plus: Ashton Loan	5.5	—
Plus: New Debt - August Refinancing	469.0	—
Less: Refinanced Debt	(324.6)	—
Total Pro Rata Share of Debt	2,765.3	717.9
Total Market Capitalization	4,298.3	1,248.2
Less: Value of Ashford Inc. Spin-Off	64.0	—
Total Market Capitalization - Post Spin-off of Ashford Inc.	4,234.3	1,248.2
Base Advisory Fee	0.70%	0.70%
Annualized Cash Base Fee Revenue*	29.6	8.7	38.4

Expenses:
2013 Cash Salaries & Benefits (year ended 12/31/13 - from Form 10)			21.2
2013 Cash G&A not related to salaries & benefits (year ended 12/31/13 - from Form 10)			2.3
Plus: Salaries & Benefits allocated to Highland JV - 2014 forecast (not included in 2013 Cash Salaries & Benefits above)			3.5
Plus: Cash Salaries & Benefits increase from 2013 actual to 2015 forecast (5% annual increases plus 10 new positions)			3.0
Plus: Increase in Cash G&A not related to salaries & benefits from 2013 actual to 2015 forecast			1.5
Plus: Incremental Ashford Inc. G&A related specifically to public company costs, audit, etc. - 2015 forecast			3.5
Total Annualized Cash Expenses*			35.0

2015 Pro Forma Cash EBITDA (excluding non-cash stock grant expense)			3.4

*  Annualized Cash Base Fee Revenue does not include any assumptions for incentive fee revenue and also excludes revenue associated with stock grant expense and reimbursable expenses.  Total Annualized Cash Expenses excludes reimbursable expenses & non-cash stock grant expense.

NOTE:  Estimated expenses in determining Annualized Pro Forma Cash EBITDA are based on the assumption that there are no changes in revenues. To the extent revenues increase as a result of increases in total market capitalization of Ashford Trust or Ashford Prime, the launch of future platforms, investments, or otherwise, there may be corresponding increases in expenses.

Exhibit 99.2

October 1, 2014

Ashford Hospitality Trust, Inc.

14185 Dallas Parkway, Suite 1100
Dallas, TX75254
Attention:  Board of Directors

Mr. Monty Bennett, Chairman & CEO

Dear Mr. Bennett:

Ashford Hospitality Trust, Inc. (“Ashford Trust”) requested that JMP Securities LLC (“JMP,” “we” or “us”) prepare a valuation report regarding Ashford Inc. (the “Company”), based on financial projections submitted by Ashford Trust to JMP for the periods from September 30, 2014, through fiscal year 2018, in connection the separation of the Company from Ashford Trust and the distribution of common stock of the Company to the stockholders of Ashford Trust (collectively, the “Transaction”) that the Board of Directors (the “Board”) of Ashford Trust is considering. We were not engaged to render a fairness opinion or any financial or strategic advisory services in connection with the Transaction. Our services were limited solely to delivering a report expressing our professional opinion as to the range of equity values of the Company as of September 30, 2014. We delivered such report to Ashford Trust on October 1, 2014 (the “Report”) to be used solely by Ashford Trust in connection with the Transaction (i) to assist the Ashford Trust Board’s determination of value of the Company’s common stock to be reserved for issuance to satisfy deferred compensation obligations of Ashford Trust to be assumed by the Company, and (ii) to assist the Ashford Trust Board in determining the expected gain allocable to Ashford Trust for U.S. tax purposes in connection with the Transaction. JMP was not engaged to advise Ashford Trust with regard to said determination or calculation. Further, JMP does not owe any duty or responsibility to any person or entity (other than Ashford Trust) in connection with the Report or this letter.  JMP used a variety of valuation methodologies in its determination of the Company’s estimated equity value. These methodologies consisted of an analysis of the trading prices of selected publicly traded companies, an analysis of acquisitions of companies deemed reasonably similar to the Company, and a discounted cash flow analysis. JMP valued the intrinsic value of the Company as a going concern, and not in connection with the price or prices at which the common stock of the Company may trade at any time.

For purposes of the Report, we:

1.             reviewed certain publicly available financial statements and other business and financial information of the Company, Ashford Trust and Ashford Hospitality Prime, Inc. (“Ashford Prime”);

2.             reviewed certain internal financial statements and other financial and operating data concerning the Company that were prepared by the management of the Company;

3.             reviewed certain financial forecasts prepared by the management of the Company;

4.             compared the financial performance of the Company with that of certain other publicly traded companies;

5.             reviewed the financial terms, to the extent publicly available, of certain acquisition transactions involving companies in lines of business that we believe are generally comparable to the Company;

6.             participated in discussions among representatives of the Company and Ashford Trust and their respective financial and legal advisors;

7.             reviewed documents and memoranda describing the Company provided by, or on behalf of, the Company; and

8.             considered such other factors and performed such other analyses as we deemed appropriate.

JMP assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to, or reviewed by, us. We further relied upon the assurances of the Company and Ashford Trust that they were not aware of any facts that would make any of such information inaccurate or misleading. With respect to the financial forecasts delivered to us, JMP assumed that they were reasonably prepared on bases reflecting Ashford Trust and the Company’s best available estimates and judgments of the future financial performance of the Company. In accordance with recognized professional ethics, JMP’s fee for preparing the Report was not contingent upon the results set forth therein.  Further, neither JMP nor any of its employees have a present or intended financial interest in Ashford Trust or the Company.

All valuation methodologies that concern the worth of an enterprise as a going-concern are predicated on numerous assumptions pertaining to prospective economic and operating conditions. Our Report was necessarily based on business, general economic, market and other conditions as they existed and could be reasonably evaluated by JMP as of the date thereof. Subsequent events that could affect the conclusion set forth in the Report include adverse changes in industry performance or market conditions and changes to the business, financial condition and results of operations of the Company. JMP does not provide assurances or guarantees on the achievability of any forecasts, projections or other forward-looking matters. Unanticipated events and circumstances may occur and actual results may vary from those assumed. The variations may be material.

The conclusion set forth in the Report was based on methods and techniques that JMP considered appropriate under the circumstances, and represented the opinion of JMP based upon information furnished by Ashford Trust and the Company and their respective advisors and publicly available sources. JMP relied upon each of Ashford Trust’s and the Company’s (i) representations that the information provided by it, or on its behalf, was accurate and complete in all material respects, and (ii) agreement to notify us if it learns of any material misstatement in, or material omission from, any information previously delivered to JMP. While all public information (including industry and statistical information) was obtained by JMP from sources that JMP believes are reliable, JMP makes no representation as to the accuracy or completeness thereof, and relied upon such public information and all information provided by, or on behalf of, Ashford Trust and the Company without independent verification.

JMP was not engaged to render a tax and financial reporting opinion (such as a purchase price allocation opinion, goodwill impairment opinion or equity-based incentive opinion), or to perform any supplemental due diligence and/or analyses that might be customary in connection with such opinions, in connection with our Report. As such, the form of our Report and/or the conclusion set forth therein may not be appropriate for tax and financial reporting purposes.

JMP relied upon each of Ashford Trust’s and the Company’s representations regarding the Company’s underlying capital structure and related agreements (if any), as well as their interpretation of such agreements, to the extent relevant for purposes of completing the Report.  For purposes of the Report, JMP assumed that the Company has complied with all applicable federal, state and local regulations and laws, unless the lack of compliance is specifically noted herein.

Except to the extent specifically disclosed in writing to JMP, JMP also assumed in preparing the Report that (i) the Company’s management would continue to maintain the character and integrity of the enterprise until, and subsequent to, any sale or other transaction, and (ii) the Company has no undisclosed (a) material contingent assets or liabilities, (b) unusual obligations or substantial commitments, other than those incurred in the ordinary course of business, and (c) pending or threatened litigation that would have a material adverse effect on the Company.

JMP is under no obligation to update, revise or reaffirm the Report, except that JMP expects to be asked to update and/or reaffirm the Report (in a form mutually acceptable to JMP and Ashford Trust) as of (i) the record date for the distribution of common stock of the Company to stockholders of Ashford Trust, and (ii) the end of the Company’s first trading day following the distribution date.

The conclusion in the Report is not intended by JMP, and should not be construed, to be investment advice in any manner whatsoever. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, accounting, tax, insurance or other appropriate professional advice. Such opinions, counsel or interpretations should be obtained by any recipient of the Report from the appropriate professional sources.

We have in the past provided financial services for Ashford Trust and Ashford Prime and have received fees in connection with such services.  Specifically, JMP currently makes a market in the securities of Ashford Prime and Ashford Trust. JMP was a manager or co-manager of a public offering of securities for Ashford Prime and Ashford Trust in the past 12 months, and received compensation for doing so.  JMP serves as a sales agent on Ashford Trust’s At-the-Market program. JMP may also seek to provide financial advisory and financing services to the Company, Ashford Trust and Ashford Prime in the future, and would expect to receive fees for the rendering of these services.

As noted in our Report, and subject to the scope of services, conditions and limitations set forth herein and therein, it is our opinion that, as of September 30, 2014, the range of equity values of the Company is $59 million to $64 million, before consideration of the deferred compensation obligation, as determined solely by Ashford Trust’s Board, to be assumed by the Company in connection with the Transaction.

Very truly yours,

/s/ JMP Securities LLC

JMP SECURITIES LLC

Exhibit 99.3

Investment Banking
October 1, 2014

CONFIDENTIAL

Ashford Hospitality Trust

14185 Dallas Parkway

Suite 1150

Dallas TX 75254-4376

Attention:   Mr. Monty Bennett

Chairman and Chief Executive Officer

Mr. Bennett:

You have requested that Robert W. Baird & Co. Incorporated (“Baird” or “we”) provide a good faith estimate of the enterprise valuation range (the “Valuation”) for Ashford Inc. (“Ashford Inc.” or “the Company”) as of the date of this letter. We understand that the Valuation will be used by the Company to (i) calculate the expected gain for U.S. federal income tax purposes in connection with the distribution of some or all of the shares of common stock of the Company by Ashford Hospitality Trust, Inc. (“Ashford Trust”) and to support the determination by the board of directors of Ashford Trust of the distribution ratio in such distribution transaction, such that the gain does not jeopardize the REIT status of Ashford Trust, and (ii) to assist the board of directors of Ashford Trust in determining the value of Ashford Inc.’s common stock to be reserved for issuance to satisfy deferred compensation obligations of Ashford Trust and to be assumed by Ashford Inc. Pursuant to your request, we have only considered the range of enterprise values for the Company, and we have not been requested to analyze, and we have not analyzed, any per share values of the Company’s common stock or other securities.

As part of our investment banking business, we are engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, initial and secondary public offerings of securities, private placements and valuations for estate, corporate and other purposes.

In conducting our investigation and analysis and in arriving at our Valuation herein, we have reviewed such information and have taken into account such financial and economic factors, investment banking procedures and considerations as we have deemed relevant under the circumstances, details of which are included in the report. In that connection, and subject to the various assumptions, qualifications and limitations set forth herein and in the report, we have, among other things: (i) reviewed certain internal information, primarily financial in nature, including financial forecasts received from Ashford Trust concerning the business and operations of the Company for each of the fiscal years ending December 31, 2014-2018 (the “Forecasts”) furnished to us, and prepared, by the Company’s management for purposes of our analysis; (ii) reviewed certain publicly available information, including, but not limited, to the Company’s recent filings with the Securities and Exchange Commission; (iii) compared the financial position and operating results of the Company with those of certain other publicly traded companies we deemed relevant; (iv) compared recent transaction comps for the purchase of public and private enterprises deemed comparable to the Company, and (v) relied on publicly traded equity valuations of certain other publicly traded companies we deemed relevant. We have held discussions with members of the Company’s senior management concerning the Company’s historical and current financial condition and operating results, as well as the future prospects of the Company. We have also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant for the preparation of this opinion.

Robert W. Baird & Co.

1717 K Street NW

Washington, D.C.  20036

Ashford Hospitality Trust

October 1, 2014

In arriving at our Valuation, we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information that was publicly available or provided to us by or on behalf of the Company. We have not independently verified any information supplied to us by the Company or Ashford Trust. We have not been engaged to independently verify, have not assumed any responsibility to verify, assume no liability for, and express no opinion on, any such information, and we have assumed, without independent verification, that neither the Company nor Ashford Trust is aware of any information prepared by it that might be material to our analysis that has not been provided to us. We have assumed, without independent verification, that: (i) all assets and liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the Company’s financial statements provided to us; (ii) the financial statements of the Company provided to us present fairly the results of operations, cash flows and financial condition of the Company for the periods, and as of the dates, indicated and were prepared in conformity with U.S. generally accepted accounting principles consistently applied; (iii) the Forecasts for the Company were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the Company’s senior management as to the future performance of the Company. In conducting our review, we have not undertaken or obtained an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise, known or unknown) or solvency or viability of the Company or Ashford Trust, nor have we made a physical inspection of the properties or facilities of the Company or Ashford Trust. In each case above, we have made the assumptions and taken the actions or inactions described above with your knowledge and consent. This analysis shall not constitute an opinion as to the fairness or advisability of the distribution transaction. Baird does not provide any legal or tax advice, and Baird makes no representations about the REIT status of the Company or Ashford Trust or the impact of the distribution transaction on such status, and does not accept any responsibility for the tax consequences to the Company, Ashford Trust or the shareholders of Ashford Trust relating to the Valuation or the distribution transaction.

Our analysis necessarily is based upon economic, monetary and market conditions as they exist and can be evaluated on the date hereof, and our opinion does not predict or take into account any changes which may occur, or information which may become available, after the date hereof.

Our analysis has been prepared at the request of the senior management and the board of directors of Ashford Trust. Ashford Trust acknowledges that all valuations, perspectives and advice (written or oral) given by Baird in connection with Baird’s engagement are intended for the internal benefit and use of Ashford Trust and its senior management and board of directors. Our analysis may not be provided or disseminated to any person or reproduced, quoted or referred to in any document without the prior written consent of Baird; provided, however, that the Valuation may be referred to or included in a public filing to the extent required under the federal securities laws so long as Ashford Trust and the Company give Baird a reasonable opportunity to review and comment on the proposed reference or filing in advance.

We have been retained to act solely to provide the services described herein and, in such capacity, are acting as an independent contractor and not in any agency, fiduciary or other similar capacity. We will receive a fee for our services, and in addition, Ashford Trust has agreed to reimburse us for our out-of-pocket costs and to indemnify us against certain liabilities that may arise out of our engagement.

We are a full service securities firm and as such Baird and its affiliates may from time to time provide investment banking, advisory, brokerage and other services to clients that may be competitors or suppliers to, or customers or security holders of, Ashford Trust or the Company, that may affect transactions with Ashford Trust or the Company or that may otherwise participate or be involved in the same or a similar business or industry as Ashford Trust or the Company or may from time to time hold long or short positions or effect transactions, for its own account or the accounts of clients, in securities or options on securities of parties that might be involved in transactions with Ashford Trust or the Company.

Ashford Hospitality Trust

October 1, 2014

Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein and in the report, we believe in our good faith estimation that, as of the date hereof, the Company has an enterprise valuation range of $48 million to $61 million, with a midpoint of $54 million before consideration of the deferred compensation obligation to be assumed by the Company in connection with the spin-off of the Company by Ashford Trust.

Very truly yours,

ROBERT W. BAIRD & CO. INCORPORATED

By:	/s/ Steven H. Goldberg

Steven H. Goldberg

Its: Managing Director — Investment Banking